UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of stake in Braskem

—

Rio de Janeiro, December 16, 2021 - Petróleo Brasileiro S.A. – Petrobras, informs that its Board of Directors approved the model for the sale of up to 100% of the preferred shares it holds in Braskem S.A. (Braskem), to be conducted through secondary public offering(s) of shares (follow-on), together with Novonor S.A. - In Judicial Recovery and NSP Investimentos S.A. - In Judicial Recovery (both referred to as Novonor), called the Offer.

Petrobras also informs that signed a Term Sheet with Novonor that, in addition to formalizing their commitment to making the Offer, establishes guidelines with the objective of migrating Braskem to the Novo Mercado, the highest level of corporate governance of B3 S.A. - Brasil, Bolsa, Balcão.

As a first step in this direction, Petrobras and Novonor, in addition to the request already submitted by Novonor, will request that Braskem conduct the studies and analyses required for migration, which should include certain actions, including the necessary governance adaptations and the respective corporate approvals. With the migration there will be the negotiation and signing of a new Shareholders' Agreement.

Through the Term Sheet, Petrobras and Novonor manifest their interest in selling their respective remaining stakes (common shares) in Braskem after the migration to the Novo Mercado.

Also as part of the commitments assumed in the Term Sheet, Petrobras and Novonor also signed an amendment to Braskem's current Shareholders' Agreement, providing for a future change in the discipline of Braskem's preemptive rights in new businesses in the petrochemical sector.

All the acts necessary to make this Offering, including with regard to the structure(s) necessary to materialize it, will be subject to the approval of Petrobras' internal bodies, notably with regard to the price and effective percentage of the shares to be offered, as well as the analysis and approval of the respective regulatory bodies, under the terms of the applicable legislation. This communication does not constitute the effective migration of Braskem to the Novo Mercado and should not be considered as an announcement of a securities offering for sale in Brazil or in any other market abroad, which will depend on favorable market conditions.

This material fact is for informational purposes only, pursuant to the terms of the applicable regulations, and should not, under any circumstances, be considered as an investment recommendation, an offer for sale, or a solicitation or offer for acquisition of securities of Petrobras or its invested company Braskem.

Petrobras, in accordance with applicable legislation and regulations, will keep its shareholders and the market in general informed about pertinent developments concerning the matters informed herein.

This operation is aligned with the portfolio management and the improvement of the company's capital allocation, aiming at the maximization of value and greater return to the society.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer